UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the  month of July, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F        X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No         X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

July 14, 2005

TO WHOM IT MAY CONCERN:

Dear Sir or Madam:

Re:

Quarterly Report, Peace Arch Entertainment Group Inc.

Results for Nine months ended May 31, 2005

I hereby confirm that the unaudited Consolidated Financial Statements and the Management Discussion and Analysis for the results for nine months ended May 31, 2005 were sent by first class mail to the registered shareholders and the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on the above date.

I trust you will find the above in order.

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.

/s/ Nicole Spracklin

Nicole Spracklin

Legal Assistant

Peace Arch Entertainment Group Inc.

2nd Floor, 150 West 1st Avenue, Vancouver, B.C. V5Y 1A4   Phone (604) 681-9308)  Fax (604) 681-3299

July 14, 2005

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP

REPORTS FISCAL 2005 THIRD QUARTER RESULTS

TORONTO, ONT. – Peace Arch Entertainment Group Inc. (AMEX and TSX: PAE; www.peacearch.com) today announced results for the three and nine-month periods ended May 31, 2005.

The Company’s revenue totalled $4.3 million for the quarter, compared with $6.6 million for the third quarter of fiscal '04.  The decrease in revenues compared to the same period of the prior year is due to lower contracted pre-sales of the feature films delivered during the quarter, reflecting Peace Arch’s strategy of owning a greater portion of project film rights.  Peace Arch reported net earnings of $2.7 million or $0.14 per diluted share for the three months ended May 31, 2005, compared to net earnings $0.5 million, or $0.02 per diluted earnings per share for fiscal '04 comparable period.  The earnings for the quarter include a gain of $2.1 million resulting from the settlement of obligations related to the FremantleMedia transaction.

Peace Arch reported net earnings of $2.0 million, or $0.11 per diluted share, for the nine months ended May 31, 2005, compared with net earnings of $2.0 million, or $0.10 per diluted earnings per share, for the prior year’s nine-month period.

Fiscal Q3 highlights and recent news include:

➢

The Company accepted delivery of two feature films - “American Soldiers,” a contemporary story of the worst day in the life of a squadron of young American troops fighting in Iraq, and “Shadows in the Sun,” a romantic drama set against the sun-drenched Tuscan countryside.

➢

Peace Arch delivered three episodes of its 13-episode, award-winning series “Campus Vets – Season II”, which airs on Life Network in Canada.

➢

The Company was in production of two television series, a pilot for a new television series for Food Network Canada, and “Homemade Inc.” a documentary series that explores food entrepreneurs and food product innovation.  Each is scheduled for delivery during the 2005 calendar year.

➢

Alliance Atlantis Motion Picture Distribution LP and Peace Arch forged a multiple territory feature film distribution agreement covering all media in Canada, the UK and Spain; among the ten Peace Arch titles covered are, "The Keeper," "Hollywood Flies," "The Good Shepherd" and four films currently in development.

➢

FremantleMedia converted its $8.8 million note plus interest into 2.9 million shares of Peace Arch common stock.  Under a January 2003 debt restructuring agreement between Fremantle and the Company, Peace Arch had previously provided for the issuance of these shares in June 2004.

➢

Acclaimed producer Fred Fuchs joined the Company's senior management team as Executive Vice President.  Mr. Fuchs has produced 15 feature films including, "Godfather III," "Bram Stoker's Dracula," and "Don Juan DeMarco."  He previously served as President of American Zoetrope, Francis Ford Coppola's production company.

➢

Peace Arch's Eyes Production Development Corp. was the recipient of six Leo Awards for 'Production Excellence' honouring its work on the popular home makeover television series "Love it or Lose it" and the original and provocative documentary "Prisoners of Age," which was about geriatric inmates in North America.

➢

Peace Arch acquired worldwide distribution rights to "The Veteran," a dramatic Vietnam War thriller about two veterans who reunite in modern-day Saigon.  The feature film stars Ally Sheedy, Michael Ironside and Bobby Hosea.  Sidney J. Furie is directing and Curtis J. Petersen is producing.  The picture is scheduled for delivery in the first quarter of 2006.

➢

The Company entered into a joint venture production and distribution agreement with Germany’s Global United Entertainment Ltd. and England’s Framework Entertainment Ltd. with an initial commitment to produce and distribute a slate of twelve cutting edge horror films and a number of other feature film projects.  Peace Arch will handle worldwide distribution of all of the films.

➢

Peace Arch’s subsidiary, Peace Arch Motion Pictures Inc. (“PAMP”), closed a US$2 million revolving credit facility with a private financier that will be used to bridge finance preproduction costs across the company’s rapidly expanding slate of feature film productions and acquisitions.

Peace Arch Entertainment Group Inc. (www.peacearch.com) develops, produces and acquires feature films and television programming that it licenses to theatrical, home video and television distributors throughout the world.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe”, “estimate”,”project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	May 31 2005 $	August 31 2004 $	May 31 2004 $
	(unaudited)	(audited)	(unaudited)
Assets

Cash and cash equivalents	536	1,484	1,460

Accounts and other receivables	16,095	16,088	17,814

Investment in film and television programming	17,579	18,349	19,173

Prepaid expenses and deposits	120	119	254

Property and equipment	420	89	77

Restricted term deposits	21,341	21,339	10,199

	56,091	57,468	48,977

Liabilities

Production loans	17,804	12,598	14,175

Accounts payable and accrued liabilities	8,509	12,399	10,505

Deferred revenue	456	3,324	4,291

Distribution obligation (note 4)	90	1,467	2,312

Non-controlling interest	-	-	425

Obligation to issue shares (note 3(d))	486	3,093	3,171

Revenue guarantee obligation	21,341	21,339	10,158

	48,686	54,220	45,037

Shareholders’ Equity

Capital stock (note 5)	37,771	35,925	35,917

Contributed surplus	2,333	2,085	337

Other paid-in capital	680	680	680

Deficit	(33,379)	(35,442)	(32,994)

	7,405	3,248	3,940

	56,091	57,468	48,977

Nature of operations and going concern (note 1)

Approved by the Board of Directors

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

For the Three and Nine Months ended May 31, 2005 and 2004

(expressed in thousands of Canadian dollars, except per share amounts)

	3 months ended May		9 months ended May
	2005 $	2004 $	2005 $	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	4,291	6,584	15,175	19,461

Expenses
Amortization of investment in film and television programming and other production costs	3,252	5,389	12,999	15,161
Selling, general and administrative	935	839	2,708	1,967
Other amortization	22	5	49	11

	4,209	6,233	15,756	17,139

Earnings (loss) from operations before the undernoted	82	351	(581)	2,322

Interest income	1	-	23	-
Interest expense	(11)	(187)	(229)	(182)
Provision for obligation to issue shares	-	(95)	-	(283)
Foreign exchange gain (loss)	522	(147)	495	(120)
Gain on sale of asset (note 2)	33	-	65	-
Gain on settlement of obligations (note 6)	2,139	-	2,139	-
Gain on modification of debt	-	664	-	664
Recovery of selling, general and administration expenses	(4)	-	145	-
Non-controlling interest (note 2)	(33)	(79)	(47)	(425)

Earnings before income taxes	2,729	507	2,010	1,976

Income tax recovery	-	(12)	-	(12)

Net earnings for the period	2,729	495	2,010	1,964

Net earnings per common share

Basic	0.14	0.03	0.11	0.11

Diluted	0.14	0.02	0.11	0.10

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the Three and Nine Months ended May 31, 2005 and 2004

(expressed in thousands of Canadian dollars)

	3 months ended May		9 months ended May
	2005 $	2004 $	2005 $	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit - Beginning of period As previously reported	(36,108)	(33,489)	(35,442)	(34,958)

Effect of adoption of Accounting Guideline -15 (note 2)	-	-	53	-

As restated	(36,108)	(33,489)	(35,389)	(34,958)

Net earnings for the period	2,729	495	2,010	1,964

Deficit - End of period	(33,379)	(32,994)	(33,379)	(32,994)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 For the Three and Nine Months ended May 31, 2005 and 2004

(expressed in thousands of Canadian dollars)

	3 months ended May		9 months ended May
	2005 $	2004 $	2005 $	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities
Net earnings for the year	2,729	495	2,010	1,964
Items not affecting cash
Amortization of film and television programming	1,982	4,856	11,455	14,489
Other amortization	22	5	49	11
Gain on sale of asset	(33)	-	(65)	-
Gain on modification of debt	-	(664)	-	(664)
Gain on settlement of obligations (note 6)	(2,139)	-	(2,139)	-
Stock based compensation	28	-	248	-
Provision for share issuance	-	95	-	283
Non-controlling interest	33	79	208	425
Investment in film and television programming	(1,068)	(4,376)	(12,281)	(12,858)
Changes in non-cash operating working capital	(4,111)	4,773	(5,611)	87

	(2,557)	5,263	(6,126)	3,737

Cash flows from investing activities
Increase in restricted cash	-	(10,199)	-	(10,199)
Property and equipment purchases	(4)	(11)	(28)	(52)

	(4)	(10,210)	(28)	(10,251)

Cash flows from financing activities
Issuance of common shares	-	29	-	39
Issuance of production loans	3,332	-	13,238	-
Repayment of production loans	(2,212)	(4,124)	(8,032)	(3,134)
Issuance of revenue guarantee obligation	-	10,158	-	10,158

	1,120	6,063	5,206	7,063

(Decrease) increase in cash and cash equivalents	(1,441)	1,116	(948)	549

Cash and cash equivalents - Beginning of period	1,977	344	1,484	911

Cash and cash equivalents - End of period	536	1,460	536	1,460

Supplemental cash flow information
Interest paid	281	180	594	182

Non-cash transactions
Obligation to issue shares (note 3(b))	-	95	-	283

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

These consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. While the company continues to maintain its day-to-day activities and produce films and television programming, its working capital situation is severely constrained. Furthermore, the company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the company achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  Management has recently closed a US$2 million revolving bridge financing facility that will be used to fund preproduction costs of its feature film projects interim to final financial closings of these films, which costs would otherwise be funded by working capital.  Therefore, this interim financing facility is expected to significantly relieve corporate working capital requirements.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the company’s Annual Report for the year ended August 31, 2004 and should be read in conjunction therewith, except as noted below.

Adoption of AcG-15

Effective December 1, 2004, the company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG-15”), “Consolidation of Variable Interest Entities” AcG-15 expands

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG-15 requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of AcG-15, the company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (“PAPDC”). As described in note 3(b), PAPDC is the owner of the company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 4, the company continued to have a variable interest in PAPDC, and it has been determined that the company will be required to absorb the majority of the expected losses of PAPDC. Under the rules governing AcG-15, the company is considered the primary beneficiary of PAPDC and consequently the company has consolidated PAPDC on a retroactive basis effective December 1, 2004, without restatement of prior periods.

The impact of consolidating PAPDC under AcG-15 has resulted in an increase in a cumulative effect of the change in accounting policy of $53,000.

The consolidation of PAPDC under AcG-15 has also resulted in an increase in revenue of $28,000 and selling, general and administrative expenses of $9,000, and has resulted in an increase in other amortization, gain on sale of asset, and non-controlling interest of $37,000, $65,000 and $47,000, respectively, relating to operating activity for the nine months ended May 31, 2005 for PAPDC.  There was no effect on the net earnings for the nine month period ended May 31, 2005.

Comparative amounts

Certain amounts presented for the three month and nine month periods ending May 31, 2004 have been reclassified to conform to the presentation adopted in the current three month and nine month periods.

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

The company issued 5,000,000 Common Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 20, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company’s indebtedness to Fremantle and Comerica. However, the company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below for additional discussion).

Pursuant to the terms of the Fremantle conversion instrument, the company estimated the fair value of the obligation to issue shares for the interest accrued for the nine month period ended May 31, 2004 and took a charge of $283,000 in the company’s consolidated statement of operations.

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC Communications Inc. (“CPC”) for $2.5 million, the consideration being the issuance of 8,333,333 Common Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc., which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivable and tax credit assets.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at a deemed price of $5.00 per share.

The modification of the Comerica obligations was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permitted Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2004.

The conversion price was the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, was reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

For the year ended August 31, 2003, the company estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica was $2,887,000 and charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company reflected the amount as a liability.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

On June 25, 2004, the company voluntarily issued 3,489,814 Common Shares of the company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the company. Pursuant to these arrangements, the company also eliminated its right to receive the obligation of PAPDC to the Lenders.

Although owned by a third party, for accounting purposes, the company continues to reflect the obligation to issue shares as a liability because of the company’s and its related parties’ continued involvement with PAPDC. PAPDC’s only asset is the right to receive its participation in the films that the company retained. Further, PAPDC continues to be indebted to the company for an amount of $10,252,000. The company has provided a full valuation allowance against this loan. Accordingly, the shares have been considered to be issued in escrow or in trust to settle the company’s obligation.

On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the company’s common stock.  As a result of Fremantle’s conversion the company has recognized a gain on settlement of the obligation to issue shares of $762,000 representing the difference between the obligation carrying amount and the settlement price (see note 6).

Sale of subsidiary

Subsequent to the reorganization of PAPDC described in note 3(b), on August 1, 2003, the company sold all of its shares in PAPDC for nominal consideration and recognized a loss of $164,000 on the disposal. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the Sales Agency Agreement, the company has the full right to enter into sales contracts and is subject to the related credit risk and accordingly acts as principal to any sales transactions related to these distribution rights. Under the agreement, the gross receipts of any sale made by the company are distributed in the following priority: a) receipts to cover the company’s distribution and marketing costs are retained by the company; b) amounts up to 30% of any gross receipts are retained by the company; c) 10% of the gross receipts are paid to the purchaser of the shares of PAPDC referred to in the first paragraph above; and d) any remaining gross receipts are paid to PAPDC, which in turn is required to pay such proceeds to Fremantle to settle PAPDC’s debt obligation to Fremantle.

As these arrangements were entered into in conjunction with the sale of the shares for a nominal amount, the company is considered the primary obligor with respect to the productions and, accordingly, the distribution rights have effectively been retained by the company and accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the film and television programming at the

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

date of the agreement in the amount of $2,649,000. In addition, these financial statements reflect the estimated amounts payable to PAPDC and the purchaser as a distribution obligation in the amount of $2,312,000. The difference between the distribution rights and the distribution obligation of $337,000 was credited to contributed surplus.

Capital stock

a)  Shares

	Common shares
	Number of shares	Amount $

Shares issued - August 31, 2004	20,898,491	39,763
Shares held in escrow (note 3(d))	(3,489,814)	(3,838)

Balance outstanding - August 31, 2004	17,408,677	35,925

Released on Fremantle conversion (note 3(d))	2,931,125	1,846

	20,339,802	37,771

b)

Stock Options

	Number of Shares	Weighted Average exercise price $

Balance – August 31, 2004	40,000	0.70
Granted	825000	0.65
Exercised	-
Expired	-
Forfeited	(20,000)	(0.90)

Balance – May 31, 2005	845,000	0.65

c)

Warrants

During fiscal 2001, the company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of company’s shares on the date of grant, no compensation expense was recorded.

Business acquisition

On May 31, 2005, the company acquired the shares of PAPDC for a nominal amount.  Up to the time of the acquisition, PAPDC was considered a VIE under AcG-15 (see note 2) and as such the company has included the results of PAPDC in its consolidated results of operations.

Gain on settlement of obligations

On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for shares in the company (see note 3(d)).  As a result of the conversion the company has recognized a gain on settlement of its obligations related to Fremantle as follows:

Settlement of obligation to issue shares	762
Settlement of distribution obligation	1,377
2,139

Segmented information

The company conducts its operations in production and distribution of proprietary programming interests, which is programming the company owns or in which it holds a continuing and long-term financial interest. The company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the company’s property throughout the world. Substantially all of the company’s properties and equipment are located in Canada. Selected information for the company’s operating segments, net of intercompany amounts, is as follows:

	3 months ended May		9 months ended May
	2005	2004	2005	2004
	$	$	$	$
Revenue
Proprietary	4,154	5,973	14,957	18,849
Service	4	-	83	-
Other	133	611	135	612
	4,291	6,584	15,175	19,461
Gross Profit
Proprietary	1,025	1,397	2,058	4,455
Service	(45)	-	57	-
Other	59	(202)	61	(155)
	1,039	1,195	2,176	4,300

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Gross profits is defined as segment revenue less segment amortization of film and television programming, and other production costs. Other activities comprise corporate functions.

Geographical information, based on customer location, is as follows:

	3 months ended May		9 months ended May
	2005	2004	2005	2004
	$	$	$	$
Revenue
Canada	2,468	1,926	4,039	4,275
United States	61	1,330	9,259	4,253
United Kingdom	123	982	188	1,862
Other foreign	1,639	2,346	1,689	9,071

	4,291	6,584	15,175	19,461

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the nine months ended May 31, 2005, the company paid $137,000 (2004 - $150,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

b)

During the nine months ended May 31, 2005, the company paid $32,000 (2004 - $77,000) to a shareholder, director and officer of the company for legal services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

c)

As at May 31, 2005, the company was owed $137,000 (2004 - $519,000) from a company controlled by a shareholder, director and officer of the company which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date.

d)

As at May 31, 2005, included in accounts receivable was $1,506,000 (US$1,200,000) (2004 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

Other related party transactions and balances have been described elsewhere in these financial statements.

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2005 and 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 14, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

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UNITED MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Management's Discussion and Analysis of the financial position and results of operations is prepared as at July 14, 2005, and should be read in conjunction with the accompanying notice of no auditor review of interim financial statements.

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statement; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

This discussion contains forward-looking statements.  Forward-looking statements are subject, by their nature, to risks and uncertainties.  Actual results, actions or events could differ materially from those set forth in this discussion.  The forward-looking information contained herein is current only as at the date of this document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised as a result of new information, changing circumstances, future events or otherwise.

OVERVIEW

Peace Arch Entertainment Group Inc. ("PAE" or the "Company") develops, finances, produces and licenses film and television programming for exploitation by its own distribution division as well as third party distributors and broadcasters to viewing audiences throughout the world.  Originally incorporated in British Columbia in 1986 as Vidatron Enterprises, Ltd., PAE is now an Ontario company continuing under the Ontario Business Corporations Act. The Company's growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce, market and sell proprietary programming.

Since January 2003, PAE has reorganized its business by restructuring its debt, establishing new production and sales operations in Toronto, Los Angeles and London and expanding its proprietary programming activities.  Our revenues now arise primarily from the receipt of non-refundable license fees associated with distribution rights to our film and television programming.

The Company operates through four divisions:

  Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.), based in Toronto, focuses on the development, financing and production of feature films, the licensing of those films in Canada and the collection of Canadian and international film tax incentives.  The name change became effective September 1, 2004.

  Peace Arch LA, Inc., based in Los Angeles, was formed in May 2004 to focus on the development, financing and production of feature films and the licensing of those films in the United States.

  Peace Arch Films Ltd., based in London, England, focuses on the distribution of the Company's feature films and selected films by other producers outside North America.

  The Eyes Project Development Corp., based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to serve the international marketplace.  The Company's television programs are currently distributed by a third party.

The Company's production business operates through single purpose project subsidiaries that are established for each production or series.  The costs of production are financed by advances obtained through presales from customers, borrowings under project bank credit facilities, contributions from co-producers and working capital in support of other interim financing commitments.  Typically, the Company retains the rights to proprietary programming for exploitation in future periods and in additional markets and media.

Our business model is now focused on creating and distributing internationally films designed for the theatrical marketplace as well as television and DVD markets.  The Company's move to larger budget films will enhance domestic releases in the theatrical markets.  On May 10, 2004, we concluded an agreement with Showtime Networks Inc. ("Showtime"), a subsidiary of Viacom Inc. to co-finance and distribute a slate of motion pictures which PAE intends to release theatrically in Canada and internationally and which Showtime will premiere on the Showtime Network in the United States.  The agreement was announced jointly on May 11, 2004 by PAE and Showtime and recently extended for one year.

Under terms of the agreement, PAE will co-finance up to 15 motion pictures.  PAE will retain all non-USA rights as well as provide production support.  The agreement runs through 2007 and contemplates motion pictures with average budgets of approximately Cdn $15,000,000.  International representation of exploitation rights will be handled by Peace Arch Films Limited, the London, U.K.-based subsidiary of the Company.  The first of these pictures commenced photography in June 2004.

Mission

The mission of Peace Arch Entertainment Group Inc. is to develop, produce and license proprietary feature film and television programming of increasing quality, popularity and value, and to build upon the Company's:

  Business model with integrated production, marketing and sales operations

  Global financing relationships

  Cost-effective production skills

  Distribution relationships and plans to increase global footprint

  Proprietary production to feed library growth

  Brand identity

  Management team

OPERATING RESULTS

The Company's continued growth is dependent not only on its ability to successfully identify, develop, finance and produce proprietary film and television programming, but also on its ability to distribute its programming in all markets and media throughout the world through the utilization of the Company's sales division and its sub-distributors operating in various locations around the world.

The Company incurred net earnings for the three months ended May 31, 2005 of $2,729,000 or $0.14 diluted earnings per share compared to net earnings of $495,000 in 2004 or $0.02 diluted earnings per share.  The primary factor for the difference is the recognition of revenue in the prior year's period that did not have amortization attached gain on settlement of obligations, an increase in overheads arising from the new L.A. operation that commenced in May 2004 and was operational for the full quarter and the issuance of stock options during the quarter.

(in thousands of dollars except per share information)	Three Months Ended May 31 2005	Three Months ended May 31 2004
Deliveries
Production Acquisitions	2	2
TV Episodes	3	0

Revenue	$4,291	$6,584
Net earnings for the period	$2,729	$495
Net earnings per share
Basic	$0.14	$0.03
Diluted	$0.14	$0.02

Revenue.  Revenue for the three months ended May 31, 2005 decreased by $2,293,000 to $4,291,000 compared to the $6,584,000 achieved for the three months ended May 31, 2004.  During the three months ended May 31, 2005, the Company accepted delivery of the feature films "American Soldiers", and "Shadows in the Sun" and continues to distribute the library internationally. During the period, the Company was in production of 2 television series and held distribution rights for one film entitled "The Veteran".

During the three months ended May 31, 2004, the Company delivered two feature films: "Hollywood Flies" and "Avalanche".

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and other production costs and other amortization, for the three months ended May 31, 2005 was $1,039,000 compared to $1,195,000 for the comparable period in the prior year.  As a percentage of revenue, gross profit was 24.2% for the three months ended May 31, 2005 compared to 18.2% for the three months ended May 31, 2004.  The films delivered in May 2005 had a higher margin component compared to the two films delivered in the comparable period in the prior year.

Selling, General and Administrative Expense.

Selling, general and administrative expenses increased to $935,000 for the three months ended May 31, 2005 compared to $839,000 in the same comparable period in fiscal 2004.  The increase in general and administrative expenses resulted in part from the new L.A. operation that commenced in May 2004, the issuance of stock options during the quarter and by additional third party professional services.

(in thousands of dollars)	Three Months ended May 31, 2005	Three Months ended May 31, 2004	Change
Selling, general and administrative expenses	$ 935	$ 839	11.4%

Total	$ 935	$ 839	11.4%

Amortization.  Amortization for the three months ended May 31, 2005 was lower than the same comparable period and is defined as follows:

(in thousands of dollars)	Three Months ended May 31, 2005	Three Months ended May 31, 2004	Change
Amortization of investment in film and television programming and other production costs	$ 3,252	$ 5,389	(39.7)%
Other amortization	22	5	440.0%
Total	$ 3,274	$ 5,394	(39.3)%

Amortization was $3,252,000 for the three months ended May 31, 2005 compared to $5,389,000 for the comparable period ended May 31, 2004, due to the lower revenues in the quarter.

Foreign Exchange Loss.  The Company has a portion of revenue and expenses denominated in currencies other than Canadian dollars and therefore, is subject to fluctuations in exchange rates.  Exchange rates may vary substantially and may have an adverse impact on the Company's results of operations, prospects or financial condition.  For the three months ended May 31, 2005, the Company had a foreign exchange gain of $522,000, compared to a foreign exchange loss of $147,000 in the comparable period.  The majority of the gain for the quarter arises from the impact of translating foreign subsidiary's (Peace Arch Films) non-monetary net assets to Canadian dollars at their historical foreign exchange conversion rates in an environment of strengthening Cdn$ against the POUND.  The remaining balance of the foreign exchange gain is a result of the fluctuation of the US dollar on production loans denominated in US dollars.

Interest Expense.   Interest expense was $11,000 for the three months ended May 31, 2005, representing a decrease of $176,000 from the comparable period in 2004, due to the change in dollar value mix of production loans related to delivered projects versus undelivered projects.  Interest related to undelivered projects is capitalized and not expensed.  This interest is charged to interest expense in future periods as the related film and television programs are delivered and costs are amortized.  The decrease is due to the fact that loans related to delivered productions are being repaid and thereby leading to a lower interest expense.

QUARTERLY CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

	Fiscal 2005			Fiscal 2004				Fiscal 2003
	May 31, 2005	February 28, 2005	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003
Revenues	4,291	7,786	3,098	1,774	6,584	7,654	5,224	1,879	7,862	10,091
Earnings (loss) before income taxes	2,729	(136)	(583)	(3,437)	507	1,286	183	(2,960)	929	4,985
Net earnings (loss)	2,729	(136)	(583)	(2,448)	495	1,286	183	(2,886)	929	4,985
Basic earnings (loss) per common share	$0.14	(0.01)	(0.03)	(0.14)	0.03	0.07	(0.01)	(0.17)	0.11	0.84

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies. The Company bases its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  Actual results may differ from these estimates.  The Company's most significant use of estimates and assumptions in preparing the consolidated financial statements relate to future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts to reflect credit exposures, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.  For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements.

The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SOP 00-2").  SOP 00-2, requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title.  Management regularly reviews and revises, when necessary, its total revenue estimates on a title-by-title basis which may result in a change in the rate of amortization and/or a write-down of the film and television asset to the estimated fair value amount.  Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company's financial results fluctuate from period to period.  If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs.  The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

Revenues and expenses for film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the license period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured and other conditions as specified in the respective agreements have been met.

Revenue recognized from production services for third parties are recognized when the production is completed and delivered.  All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.  Costs related to proprietary programming are included, net of credits and amortization, in "Investment in film and television programming" on the consolidated balance sheet. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms and the Company's ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the Company's accounts and other receivable balances.  The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations.

Effective December 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants' Accounting Guideline ("AcG-15"), "Consolidation of Variable Interest Entities" AcG-15 expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG-15 requires a variable interest entity ("VIE") to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the VIE's residual returns, or both.  In May 2005, the Company acquired the shares of PAPDC for a nominal amount.  Up to the time of the acquisition, PAPDC was considered a VIE under AcG-15 and as such the Company has included the results of PAPDC in its consolidated results of operations.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the fair value method of accounting for stock-based compensation.  This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock option that have vested to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a charge to the Company's opening deficit relating to all stock options vesting subsequent to April 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company's ability to continue operations which depends upon obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities. Management continues to review operations in order to identify additional strategies, including obtaining additional financing and future sales contracts designed to generate cash flow, improve the Company's financial position and enable the timely discharge of the Company's obligations.  The Company's consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate.

The Company's success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The nature of the business is such that significant initial expenditures are required to produce films and television while revenues from these films and television programs are earned over a period of time after their completion. The Company ensures that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.  The nature of our business is such that significant initial expenditures are required to produce, acquire, distribute and market films and television programs while revenues from these films and television programs are earned over an extended period of time after their completion or acquisition.  As the business grows, the Company's financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, we are dependant on continued access to external sources of financing.

Management has recently closed a US$2 million revolving bridge financing facility that will be used to fund preproduction costs on its future slate of feature film projects. This will be an interim measure prior to closing individual production financing, which costs would otherwise be funded by working capital.  Therefore, this interim financing facility is expected to significantly relieve corporate working capital requirements.

The Company strives to achieve cash-contributing profitable operations that provide adequate liquidity and a capital resource base for growth.  Every project the Company develops, acquires or undertakes targets a positive cash flow and profit margin from the outset.

(in thousands of dollars)	May 31, 2005	% of total assets	May 31, 2004	% of total assets	August 31, 2004	% of total assets	August 31, 2003	% of total assets
Cash and cash equivalents	$ 536	1.0%	$ 1,460	3.0%	$ 1,484	2.6%	$ 911	2.5%
Restricted term deposits	21,341	38.1%	10,199	20.8%	21,339	37.1%	0	0.0%
Accounts receivable	16,095	28.7%	17,814	36.4%	16,088	28.0$	14,747	40.0%
Prepaid expenses	120	0.2%	254	0.5%	119	0.2%	407	1.1%
Investment in film and television programming	17,579	31.3%	19,173	39.1%	18,349	31.9%	20,805	56.4%
Property and equipment	420	0.7%	77	0.2%	89	0.2%	35	0.1%
Total Assets	$ 56,091	100.0%	$ 48,977	100.0%	$ 57,468	100.0%	$ 36,905	100.0%
Shareholders' Equity	$ 7,405		$ 3,940		$ 3,248		$ 1,937

As at May 31, 2005, the Company had available cash or cash equivalents of $536,000.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.

Cash Flows from Operating Activities

During the three months ended May 31, 2005, $2,557,000 was used by operating activities, compared to $5,263,000 generated by operating activities for the same period in fiscal 2004.  Included in the cash flows from operating activities is the cash required for additions to investment in film and television programming of $1,068,000 compared to $4,376,000 for the same period in fiscal 2004.  Also included in cash flow from operating activities is a $4,111,000 change in non-cash working capital, mainly due to a $3,858,000 decrease in accounts payable and accrued liabilities.  The Company reported a cash flow arising from changes in non-cash operating activities of $4,773,000 for the same period in fiscal 2004.

Cash Flows from Investing Activities

For the three months ended May 31, 2005, cash flow used from investing activities amounted to $4,000 compared with a $10.2 million use of cash from investing activities for the same period in fiscal 2004.  During the period in fiscal 2004, the Company was a party to financing arrangements with a United Kingdom limited tax partnership (limited partnership) with respect to a film.  Under the terms of the arrangement the limited partnership provided financing contributions towards the cost of production.  Pursuant to the arrangement, the limited partnership appointed a subsidiary of the Company (the "subsidiary") as the worldwide distributor for the production.  The subsidiary has provided a guarantee of minimum revenues to the limited partnership.  As security for the full value of the guaranteed revenues, due in 2009, the subsidiary lodged an interest bearing deposit with a German financial institution.  The deposit, as well as the interest earned thereon is restricted as security for the guarantee and cannot be used for any other purpose.  At May 31, 2004, the amount of the deposit was $10.2 million.

Cash Flows from Financing Activities

During the three months ended May 31, 2005, the Company contributed $1,120,000 from its financing activities, for production bank indebtedness net of loan repayments. For the same period in fiscal 2004, the Company contributed $6,063,000 consisting of a net decrease in production bank indebtedness of $4.1 million and net increase of $10.2 million related to issuance of revenue recognition obligation.  The Company finances its production activities through bank loans from project financing.

Production loan repayments are solely due from cash flows derived from each film and are independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at May 31, 2005 will be payable over the next year. The Company has total loan and credit facilities of $17.8 million which will come due for annual renewal over the next year.  Collection of receipts and revenue streams may extend beyond the original estimated date and beyond the loan payable date.  In the past the Company has managed to obtain extensions from its lenders.  Management will seek renewals and extensions of the individual production loan facilities and is confident that such agreement will be achievable.  However, there is no assurance the Company will be successful.

COMMITMENTS

The Company is committed to certain operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor.  The total annual rental commitments are as follows:

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Production Loans	17,804	17,804	-	-	-
Net Lease Obligations	345	187	120	38	-
Distribution Obligation	90	90	-	-	-
Obligation to Issue Shares	486	486	-	-	-
Revenue Guarantee Obligation	21,341	-	-	21,341	-
Total Contractual Obligations	40,066	18,567	120	21,379	-

OUTSTANDING SHARES

The Company is authorized to issue an unlimited number of Common Shares.  At May 31, 2005 the Company had 20,948,491 Common Shares outstanding (including 608,689 in escrow).  At August 31, 2004, the Company had 20,898,491 Common Shares outstanding (including 3,489,814 in escrow).

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the nine months ended May 31, 2005, the Company paid $137,000 (2004 - $150,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.  At present the Chief Executive Officer has a 3-year management contract with the Company ending December 31, 2005.

b)

During the nine months ended May 31, 2005, the Company paid $32,000 (2004 - $77,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

c)

As at May 31, 2005, the Company was owed $137,000 (2004 - $519,000) from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and had no specified repayment date. The 2004 balance included a receivable related to a sale to a related party.

d)

As at May 31, 2005, included in accounts receivable was $1,506,000 (US$1,200,000) (2004 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

e)

As at May 31, 2004, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $443,000.  This advance is non-interest bearing and due on demand.  During the nine months ended May 31, 2005, the Company has repaid the amount to the company controlled by a director and officer.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company's revenues and earnings from operations.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company's future financial performance may be adversely affected if it is unable to compete successfully.  Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company's control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company's failure to recoup its investment or realize its anticipated profits.

The Company's business is substantially dependent on the services of certain key personnel placed in certain positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company's business.

The Company's international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company's international distribution revenue may be adversely affected by these risks.

The Company is expecting that if its efforts are successful it will experience a period of growth that could place a strain on its resources.  If the Company's management is unable to manage growth effectively, operations could be adversely affected.

To date, the Company has been involved primarily in the development, production and distribution of feature film and television programs.  The Company may be required to raise additional financing, make capital expenditures and hire additional personnel in connection with these proposed activities.  If the Company is unsuccessful in these new business endeavors, it may have a material adverse effect on its results.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of ultimate revenues for each program.  The Company typically amortizes a minimum of 80% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

GOVERNMENT INCENTIVES

The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company's production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program's financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

INTEREST RATE RISK

The Company is exposed to interest rate risk from production loans bearing interest rates that vary with fluctuations in interest rates.

OUTLOOK

The Company's primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products.  The Company is also working to enhance its ability to support financing of projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of product and to reduce costs of short term interim project financing activities.

Additional information relating to the Company can be found on SEDAR at www.sedar.com

Dated: July 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 14, 2005	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

UNITED Form 52-109F2 - Certification of Interim Filings

I Gary Howsam, Peace Arch Entertainment Group Inc., Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Peace Arch Entertainment Group Inc., (the issuer) for the interim period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 14, 2005

/s/ Gary Howsam

Gary Howsam

Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I Mara Di Pasquale, Peace Arch Entertainment Group Inc., Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Peace Arch Entertainment Group Inc., (the issuer) for the interim period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 14, 2005

/s/ Mara Di Pasquale

Mara Di Pasquale

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 14, 2005	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.